[CLEAN DIESEL LETTERHEAD]
December 17, 2010
VIA EDGAR
Mr. Jay Ingram
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Re:	Clean Diesel Technologies, Inc. (the “Registrant”) Post Effective Amendment on Form S-3 to Form S-4 File No. 333-166865
Dear Mr. Ingram:
     The Registrant acknowledges the following:
•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours CLEAN DIESEL TECHNOLOGIES, INC.
By:	/s/ Nikhil A. Mehta
Name:	Nikhil A. Mehta
Title:	Chief Financial Officer

cc:	Robert M. Smith